Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutsche Bank

Date: 4 December 2002

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7747 3976

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Cater Allen International Limited, dated 3 December 2002, relating to major interests in shares of BHP Billiton Plc as at 3 December 2002:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Further to recent correspondence and in accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date of this letter, that Cater Allen International Limited (CAIL) has no reportable interest in the ordinary shares of BHP Billiton."

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia